Megan Holdings Ltd.

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

March 29, 2024

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Juan Grana

Re:	Megan Holdings Ltd.

Draft Registration Statement on Form F-1

Submitted January 31, 2024

CIK No. 0001995075

Dear Mr. Grana,

This letter is in response to your letter on February 20, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Megan Holdings Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on January 31, 2024. On the date hereof, the Company has submitted Amendment No. 2 to the Registration Statement on Form DRS/A2 (“Form DRS/A2”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Transfers of Cash to and from Our Subsidiary, page 2

1.	We note your revised disclosure in response to comment 5. Please further revise your disclosure here to clarify the extent to which any of the restrictions listed currently apply to any cash, assets, or dividends that could be transferred from your subsidiaries.

RESPONSE: We respectfully advise the Staff that we have amended the paragraph on page 2 of the DRS/A2 in the same disclosure to state that as at the date of the prospectus all corporations in Malaysia are required to adopt a single-tier dividend. All dividends distributed by Malaysian resident companies under a single tier dividend are not taxable. Further, the Government of Malaysia does not levy withholding tax on dividends payment. Therefore, there is no withholding tax imposed on dividends paid to non-residents by Malaysian companies. For the transfer of assets from our subsidiary to the holding company, there are no governmental laws, decrees, regulations, or other legislations that may affect such transfer. However, such transfer of assets may be subject to withholding taxes (if any). The same applies to the transfer of cash from our subsidiary to the holding company upon the presentation of the necessary documentary evidence required by local banks or financial institutions. As at the date of the prospectus, there has not been any assets or cash transfer between the holding company and its subsidiary, and our subsidiary is not restricted from declaring any dividends as our subsidiary currently has sufficient profits and the payment of such dividends or making such distributions will not cause our subsidiary to be insolvent.

Use of Proceeds, page 26

2.	We note your revised disclosure in response to comment 9, including that your “first foray into Southeast Asia market is through the development of a Frozen Seafood Processing Factory in West Nusa Tenggara, Indonesia.” Please revise your use of proceeds disclosure to clearly disclose the portion of your proceeds, if any, that will be allocated to the development of this factory. In this regard, we note your disclosure that 30% of your net proceeds will be used to explore growth through the opportunities to collaborate with suitable partners in related industries through strategic alliances, joint ventures, acquisitions and investments, and that you have not yet determined the target. With respect to your expansion plans, please revise your disclosure as appropriate throughout your filing, including your risk factors, to clearly disclose whether you are actively seeking expansion opportunities other than the factory in Indonesia, and the intended timing for any additional expansion plans.

RESPONSE: We respectfully advise the Staff that we have amended the paragraph under the header “We may not be able to successfully implement our business strategies and future plans” on page 12 of the DRS/A2. We wish to clarify that the proposed development of the Frozen Seafood Processing Factory in West Nusa Tenggara, Indonesia, is pursuant to an engagement by our client for us to undertake the said proposed development. However, due to circumstances beyond our client’s control, the said proposed development has since been terminated which includes the engagement with our client. Therefore, references to the said proposed development in the same paragraph, including the proposed development of the Frozen Seafood Processing Factory have been removed. While we are currently contemplating possible expansion opportunities, we do not have a specific target or timing with regard to such expansion plans.

Management’s Discussion And Analysis Of Financial Conditions And Results Of Operations Liquidity and Capital Resources, page 45

3.	Please clarify how the decrease in contract assets for the year ended December 31, 2022 resulted from advances paid to subcontractors while the increase in contract assets for the year ended December 31, 2021 also resulted from advances paid to subcontractors.

RESPONSE: We respectfully advise the Staff that we have revised page 49 of the DRS/A2 to state that the decrease in contract assets for the year ended December 31, 2022 resulted from the decrease of the unbilled revenue, and the decrease in deposits and other receivables was mainly due to deferred initial public offering costs and the decreased advances to the subcontractor. For the year ended December 31, 2021, we have revised the language to state that an increase in contract assets mainly resulted from the increase of the unbilled revenue and an increase in deposits and other receivables was mainly due to increased advances to the subcontractor.

Business
Our Services, page 52

4.	We note your response to comment 17. Please revise the disclosure in your filing to state that the graphics depicted throughout this section represent actual images of your systems and products.

RESPONSE: We respectfully advise the Staff that we have revised page 52 of the DRS/A2 to state that the graphics depicted throughout this section represent actual images of our systems and products.

Material Agreements with Customers, page 57

5.	We note your revised disclosures in response to comment 19. In addition to the material terms you have discussed in your revised disclosure, please disclose the amount of fee or other payments that have been made by the parties to the contracts to date.

RESPONSE: We respectfully advise the Staff that we will disclose the amount of fee or other payments that have been made by the parties to the contracts in our next submission with the updated financials for the financial year ended December 31, 2023.

Industry, page 65

6.	We note your response to comment 24 and reissue the comment. Please tailor your discussion in this section to clearly discuss the industry in which your company operates, including historical and expected economic growth trends relating to your business specifically, and remove overly broad disclosure from this section. If you intend to focus on specific sectors, please qualify your statements about growth rates of the agriculture industry as a whole accordingly. Where you discuss Historical Market Performance and Growth Forecast for the Agriculture Sector in Malaysia as a whole, please clarify the portion of this growth that is related to the subsets in which your company operates or intends to operate.

RESPONSE: We respectfully advise the Staff that we have removed our overly broad disclosure in this section on page 65 of the DRS/A2, and instead only focused on aquaculture, plantation and crops, as well as the development of Internet Of Things for agriculture in Malaysia.

Regulations, page 80

7.	We note your response to comment 25 and reissue the comment. Please revise your disclosure to include a discussion of environmental regulations, as it appears that these regulations may have a material impact on your operations. See Item 4.B.8. of Form 20-F. In this regard, we note your disclosure on page 11 that “[a] substantial portion of our revenue is derived from services related to shrimp farming, which if done incorrectly can pollute nearby groundwater or coastal estuaries which may result in our customer being exposed to environmental claims whereby the customer may suffer claims and actions brought against them by the relevant governmental entities or other third parties,” and your disclosure elsewhere regarding your customer concentration risks.

RESPONSE: We respectfully advise the Staff that we revised our disclosure on page 11 of the DRS/A2 to include a discussion of environmental regulations and our related customer concentration risks. The main discussion on environmental regulations is included in page 79 of the DRS/A2.

Enforceability of Civil Liabilities, page 114

8.	We note your revised disclosure that one of your directors resides in Hong Kong. Amend your disclosure in this section to discuss the enforcement risks related to civil liabilities due to your director being located in Hong Kong. For example, discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Hong Kong, lack of reciprocity and treaties, and cost and time constraints. Please also revise your risk factor on page 14, which should contain disclosures consistent with this section, and include the risk in your summary risk factor disclosure.

RESPONSE: We respectfully advise the Staff that we have revised page 115 of the DRS/A2 to include the enforcement risks related to civil liabilities due to our director being located in Singapore, and have also revised page 15 of the DRS/A2 to contain disclosures consistent with the risks discussed in the Enforceability of Civil Liabilities section. We have included this risk in our summary risk factor disclosure.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies Contract Assets, net, page F-11

9.	We reference the changes made in response to prior comments 31 and 32 regarding contract assets, net. Under ASC 606, a contract asset arises when an entity transfers a good or performs a service in advance of receiving consideration from a customer, as agreed upon. Please provide us with your analysis of ASC 606-10-45 in concluding that the “excess of amounts paid to suppliers over progress towards completion of sub- contracting activities on customers’ contracts” represents a contract asset. In this regard, if these amounts are advances made to subcontractors, as described on page 49, tell us why they should not be presented as such.

RESPONSE: We have respectfully advise that we have reclassified the advances made to subcontractor amounting to MYR8,012,410 and MYR4,481,511 in Deposits and other receivables for December 31, 2021 and December 31, 2022 respectively, and the allowance for doubtful account related to the account amounting to MYR302,054 have been reversed. As such, necessary amendments have been made to the consolidated financial statements and related notes to the consolidated financial statements accordingly. The amendments also discussed under the Revision section in Note 2 to the consolidated financial statements.

Revenue Recognition, page F-14

10.	We note that you use subcontractors and that you consider the guidance related to principal or an agent accounting “in conjunction with the terms in its arrangements with both suppliers and customers.” Please provide us with your analysis under ASC 606-10- 25-25 in determining whether you control the services provided to customers before it is transferred to the end consumer related to the development of new aquaculture and agriculture farms as well as the upgrade of aquaculture and agriculture farms. In this regard, we reference your disclosure that the cost of development of new aquaculture and agriculture farms as well as upgrading of aquaculture and agriculture farms is mainly comprised of subcontracting costs. Please refer to ASC 606-10-55-36 through 55-40.

RESPONSE: We respectfully advise the Staff that our analysis under ASC 606-10-25-25 in determining whether the Company control the services provided to customers before it is transferred to the end consumer related to the development of new aquaculture and agriculture farms as well as the upgrade of aquaculture and agriculture farms are provided below:

1.	There are two separate contracts between the Company and the customer and between the Company and the subcontractors. The Company has discretion in establishing the price for the specified services.

2.	Pursuant to the contract between the Company and the customer, the Company is primarily responsible for fulfilling the promise to provide the design and develop the new aquaculture and agriculture farms as well as upgrading of aquaculture and agriculture farms in exchange for the service fee in meeting customers’ specifications and adding value to the inputs by combining them in accordance to an architectural and engineering plan so that they are worth more as a salable solution versus as individual components.

3.	First of all, the Company designs the structure and the functions including the water discharge system and the electrical work for the new aquaculture and agriculture farms as well as upgrading of aquaculture and agriculture farms and discusses and agrees the design with customers before engaging any subcontractors.

4.	After engaging the subcontractors, the Company is required to fully involve in the whole construction process including communication of and ensuring the design agreed with customer of the new aquaculture and agriculture farms as well as upgrading of aquaculture and agriculture farms are properly followed, continually monitoring the progress and quality, and reporting to the customers. On the whole process of construction, the subcontractors follow our instructions.

5.	We are liable to customers for any defects and delays (if any) for the projects.

6.	We are primarily responsible to the whole arrangement of the constructions and maintenance services to be provided by customers. As of today, the Company has not experienced any material maintenance.

Additional Note

A new subsidiary of MMSB was recently incorporated, Megan Technologies Sdn Bhd (“MTSB”), in March 2024. Therefore, the corporate structure previously disclosed has been revised to include MTSB. MTSB is currently a dormant company. We have made the following amendments in the following pages of our DRS/A2:

1.	Definitions in page vii of the DRS/A2, to include MTSB;
2.	New corporate structure diagram in Pages 1 and 31 of the DRS/A2; and
3.	A description of MTSB in Page 32 of the DRS/A2.

Based on the above analysis, we considered that we control the construction services before it is transferred to the end consumer related to the development of new aquaculture and agriculture farms as well as the upgrade of aquaculture and agriculture farms.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Darren Hoo Wei Sern
Darren Hoo Wei Sern
Chairman

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